Exhibit 99.1

Organigram Relaunches one of Canada’s First Cannabis Brands, Trailblazer

Trailblazer returns to the Canadian marketplace with a new range of products

TORONTO--(BUSINESS WIRE)--August 21, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the relaunch of one of Canada’s best known cannabis brands, Trailblazer, exemplifying the Company’s commitment to keeping consumer insights at the heart of its brand and product development strategy. More than a year in the making, Trailblazer’s modernized brand identity and revitalized product lineup represent a significant opportunity to connect with a large and important consumer segment whose needs were previously unmet by the Organigram brand portfolio. Featuring THCV gummies, CBG infused pre-rolls and a high-potency 1x0.5g pre-roll, Trailblazer will re-enter the market with a range of differentiated offerings.

According to the Company’s segmentation research, the target audience for the new Trailblazer brand identity represents approximately $1.2B in total cannabis retail sales.1 One key differentiating factor for this segment is the prioritization of whole-plant wellness and the self-administered benefits of the cannabis plant for restorative needs such as relaxation as opposed to pure recreational product enjoyment. They also prefer high THC products and the presence of minor cannabinoids.

The new Trailblazer portfolio consists of three new products, with additional products expected to be launched in Organigram’s upcoming fiscal year:

  Cherry Comfort: Diamonds + Distillate Infused THC+CBG Pre-rolls
    3 x 0.5g pre-rolls
    +30% THC; +5% CBG with a total cannabinoid potency of +35%
    Each half-gram cone is infused with THC + CBG distillate and THCA diamonds
  Zen Garden Grapefruit 2:1 THCV: THC Sugar-free Gummies
    4 sugar-free gummies
    5 mg of THCV and 2.5 mg THC per gummy
    THCV derived from whole flower grown in Moncton
    Made with natural flavours, THCV and THC distillate
  Dank Dreams: A Potent and Convenient Single Pre-roll
    0.5g pre-roll
    Curated Indica flower
    High potency with 22-26% THC

“By understanding the unique preferences and aspirations of our Trailblazer target audience, we strived to create a deeply rewarding brand experience that fosters a sense of understanding, positivity, and empowerment. The brand positioning reflects the emotional aspirations of this consumer segment, reflecting a brand that is designed for a modern legal cannabis consumer. Trailblazer aims to create a positive and uplifting experience for its consumers, supporting them in their cannabis journey”, says Megan McCrae, Senior Vice President, Marketing and Communications at Organigram.

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences, regulatory changes and constraints, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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1 HiFyre Data

Contacts

For Investor Relations enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca
Organigram

For Media enquiries:
Megan McCrae
Senior Vice President – Marketing and Communications
megan.mccrae@organigram.ca
Organigram